EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Prosperity Bancshares, Inc., on amended Form S-4 of our reports dated March 6, 2006, relating to the consolidated financial statements of Texas United Bancshares, Inc., as of December 31, 2005 and 2004, and for the two years then ended, and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Texas United Bancshares, Inc. for the year ended December 31, 2005. We also consent to the use of our name as it appears under the heading “Experts” in the Joint Proxy Statement/Prospectus, which is a part of this Registration Statement.

/s/ BKD, LLP

BKD, LLP

Houston, Texas

November 6, 2006